HORNBACH 82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

[redacted]

07028784

Bornheim, December 20, 2007

PROCESSED
JAN 02 2008
THOMSON FINANCIAL

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find our press release and interim report concerning our 3rd quarter (March 1 – November 30, 2007) which we have published today December 20, 2007 for your documentation.

2007 DEC 27 P 2:39

Kind regards,

pp. Judith Sommer

Enclosure

Hornbach-Baumarkt-Aktiengesellschaft · Sitz 76878 Bornheim/Pfalz · Registergericht Landau HRB 2311 · Fernruf (0 63 48) 60-00 · Telefax (0 63 48) 60 40 00 · e-mail: info@hornbach.com
Vorsitzender des Aufsichtsrats: Gerhard Wolf · Vorstand: Steffen Hornbach, Vorsitzender;
Susanne Jäger, Roland Pelka, Jürgen Schröcker, Manfred Valder

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Interim report published for first nine months of 2007/2008

HORNBACH increases sales in spite of difficult underlying conditions

Consolidated sales up by 2.7 percent in first nine months / International business maintains its growth trajectory / Sales in Germany decline, but nevertheless outperform sector average / Market share acquired

Bornheim, December 20, 2007. The HORNBACH Group, one of Europe's largest DIY chains, increased its sales in difficult underlying conditions in the third quarter of the 2007/2008 financial year as well. Sales at the overall HORNBACH HOLDING AG Group rose by 0.8 percent to Euro 648.7 million in the period from September 1 to November 30, 2007, compared with Euro 643.8 million in the equivalent period in the previous year. Sales for the first nine months of the financial year (March to November 2007) improved by 2.7 percent to Euro 2,078 billion (2006/2007: Euro 2,023 billion). Like-for-like sales (excluding sales at newly opened stores) matched the previous year's level in the first nine months, but decreased by 4.1 percent in the third quarter. As expected, earnings for the third quarter and the first nine months fell significantly short of the previous year.

"Our German business performed disappointingly in the third quarter, while our international business continued to generate very pleasing growth", commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG. Like all retailers, the DIY sector had also witnessed a decline in consumers' propensity to spend since the summer. "Many consumers are currently holding their fire, especially for larger-scale investment projects", said Hornbach. One year ago, by contrast, many customers had brought forward large investments, such as building renovation or constructing detached and semi-detached houses due to the increase in sales tax. This unfavorable basis for comparison with the previous year had now made itself felt especially clearly.

In Germany, HORNBACH has nevertheless exceeded the average performance reported by the DIY sector. According to the BHB sector association, gross like-for-like sales fell by 1.6 percent between January and September 2007, while HORNBACH succeeded in increasing its like-for-like sales by around one percent over the same period. "HORNBACH

has thus once again succeeded in outperforming the competition and in acquiring market share", underlined Albrecht Hornbach.

Double-digit growth in other European countries

The international HORNBACH stores, by contrast, generated substantial sales growth, increasing their overall sales by 12.0 percent in the third quarter and by 10.9 percent in the first nine months. Mainly due to pleasing levels of demand in other countries, the HORNBACH-Baumarkt-AG subgroup increased its sales by 1.1 percent to Euro 605.7 million (599.3) in the third quarter and by 3.0 percent to Euro 1.955 billion (1,897) in the first nine months.

Faltering demand in Germany, increased pre-opening expenses and one-off non-operating items meant that earnings, as expected, fell short of the previous year's figures. Operating earnings (EBIT) at HORNBACH HOLDING AG fell by 24.7 percent to Euro 99.7 million in the first nine months (previous year: Euro 132.4m). Net income for the period declined by 9.5 percent to Euro 63.2 million (69.8). The largest subgroup, HORNBACH-Baumarkt-AG, posted EBIT of Euro 78.5 million (114.5) and net income of Euro 52.3 million (65.2) for the first nine months.

For the 2007/2008 financial year as a whole, the Board of Management of HORNBACH HOLDING AG expects the overall Group to generate sales of around Euro 2.6 billion (previous year: Euro 2.544bn). Sales at the HORNBACH-Baumarkt-AG subgroup are expected to amount to between Euro 2.45 billion and Euro 2.5 billion (previous year: Euro 2.392bn). Furthermore, the management expects the operating earnings of the HORNBACH Group and of the Baumarkt subgroup to fall substantially short of the record figures posted for the previous year. This development is chiefly due to downturns in like-for-like sales in Germany, increased pre-opening expenses, start-up losses at new stores, project-related expenses, e.g. for SAP, and reduced earnings in the real estate segment.

New stores planned in Germany and abroad

The HORNBACH Group will be investing up to Euro 230 million in its international expansion in the current year alone. Five new DIY megastores with garden centers have been opened so far in 2007/2008 – in Munich, Alblasserdam (Netherlands), Darmstadt, Bucharest (Rumania) and Olomouc (Czech Republic). No new store openings are planned for the final quarter (December 2007 to February 2008). The company aims to open up to six new stores in the coming financial year.

"We continue to rely on long-term dynamic growth in Germany and abroad", stressed Albrecht Hornbach. He was optimistic that demand would pick up once again in Germany in the coming year. After all, Germany had not only millions of DIY enthusiasts, but also a major backlog of building renovation. "Energy saving measures, such as insulating the roof and façade or renewing heating systems, are especially important topics for house and flat owners. HORNBACH offers just the right products and services for these projects", added Hornbach.

The most important key figures can be found on the following page. The extensive interim reports of HORNBACH HOLDING AG and HORNBACH-Baumarkt-AG have been published in the Investor Relations section of the internet pages of the HORNBACH Group at www.hornbach-group.com.

About HORNBACH

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups of HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of around 11,000 square meters, a figure unmatched by any other competitor in Europe.

Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH operates 125 DIY megastores with garden centers in nine countries, of which 91 are in Germany. The other countries are Austria, the Netherlands, the Czech Republic, Switzerland, Sweden, Slovakia, Luxembourg and, since June 2007, Rumania.

HORNBACH's sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies.

Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (200[illegible]), provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as a "job machine" for decades, with almost 13,000 individuals now employed at the Group.

HORNBACH HOLDING AG generated consolidated sales of more than Euro 2.5 billion and operating earnings (EBIT) of Euro 119 million in the 2006/2007 financial year, which ended on February 28, 2007.

Key Figures Q3/9M at a Glance

Key Figures HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	3rd Quarter 2007/2008	3rd Quarter 2006/2007	Change in %	Nine Months 2007/2008	Nine Months 2006/2007	Change in %
Net sales	**648.7**	**643.8**	**0.8**	**2,077.9**	**2,023.4**	**2.7**
of which in other European countries	240.5	214.7	12.0	756.8	682.3	10.9
Like-for-like sales growth	-4.1%	5.5%		0.0%	2.9%	
Gross margin (as % of net sales)	34.5%	34.7%		35.4%	35.0%	
EBITDA	33.8	50.8	-33.5	157.4	189.6	-17.0
Earnings before interest and taxes (EBIT)	**13.4**	**32.6**	**-58.8**	**99.7**	**132.4**	**-24.7**
Consolidated earnings before taxes	3.8	23.7	-84.1	73.5	104.8	-29.8
Consolidated net income *	1.8	16.0	-88.5	63.2	69.8	-9.5
Basic earnings per preference share (€)	0.24	1.64	-85.4	6.48	7.04	-8.0
No. of employees				12,837	12,168	5.5
Investments				152.8	84.4	81.0
Total assets				1,919.2	1,827.9	5.0
Shareholders' equity				689.9	621.9	10.9
Shareholders' equity as % of total assets				35.9%	34.0%	

* pursuant to IFRS including minority interests.

Key Figures HORNBACH-Baumarkt-AG Subgroup (in € million, unless otherwise stated)	3rd Quarter 2007/2008	3rd Quarter 2006/2007	Change in %	Nine Months 2007/2008	Nine Months 2006/2007	Change in %
Net sales	**605.7**	**599.3**	**1.1**	**1,955.0**	**1,897.1**	**3.0**
of which in other European countries	240.5	214.7	12.0	756.7	682.3	10.9
Like-for-like sales growth	-4.1%	5.5%		0.0%	2.9%	
Gross margin (as % of net sales)	35.3%	35.5%		36.0%	35.7%	
EBITDA	23.4	41.8	-44.2	126.7	161.3	-21.5
Earnings before interest and taxes (EBIT)	**6.2**	**26.6**	**-76.6**	**78.5**	**114.5**	**-31.5**
Consolidated earnings before taxes	1.0	20.7	-95.2	62.9	96.5	-34.8
Consolidated net income	0.5	14.8	-96.3	52.3	65.2	-19.9
Basic earnings per share (€)	0.03	0.96	-96.9	3.35	4.26	-21.4
No. of emplo[illegible]				12,229	11,579	5.6
Investmen[illegible]				77.3	61.5	25.7
Total as[illegible]				1,360.3	1,320.6	3.0
Share[illegible]				518.1	474.1	9.3
Shareho[illegible] equ[illegible] % [illegible]tal a[illegible]ets				38.1%	35.9%	
No. of [illegible]es				125	121	3.3
Sales area as per BHB (in 000 m^2)				1,385	1,315	5.3
Average store size (in m^2)				11,079	10,868	1.9

Rounding up or down may lead to discrepancies between totals. Calculation of percentage figures based on €.000s.


HORNBACH

Interim Report

HORNBAC

2007|2008

FIRST NINE MONTH (MARCH 1 – NOVEMBER 30, 2007)

HORNBACH
Es gibt immer was zu tun.

HORNBACH-BAUMARKT-AG Group
Interim Report (IFRS): First Nine Months of 2007/2008
(March 1 – November 30, 2007)

- Consolidated sales up by 3.0 % in first nine months – like-for-like sales at previous year's level
- Germany: Third quarter negatively affected by weak consumer demand and year-on-year comparison
- International: Growth trajectory maintained
- As expected, Group earnings substantially down on previous year

In spite of difficult underlying conditions, the HORNBACH-Baumarkt-AG Group increased its sales in the third quarter of the 2007/2008 financial year (September 1 to November 30, 2007) by 1.1 % to € 605.7 million (previous year: € 599.3m). Sales for the first nine months as a whole rose across the Group by 3.0 % to € 1,955.0 million (previous year: € 1,897.1m). Consolidated like-for-like sales matched the previous year's level. The performance of the business in the third quarter continued to be characterized by two disparate developments. While the DIY megastores with garden centers outside Germany maintained their growth course, sales in Germany remained unsatisfactory on account of the weak DIY market climate. HORNBACH nevertheless succeeded once again in outperforming the competition and in increasing its market share. As expected, the key operating earnings figures for the reporting period from March to November 2007 fell short of the equivalent figures in the previous year. The main reasons for this development are the decline in like-for-like sales in Germany, less favorable cost ratios, increased pre-opening expenses and one-off non-operating factors (net impact: minus € 13.1m). Operating earnings (EBIT) fell by 31.5 % to € 78.5 million in the first nine months (previous year: € 114.5m). (Basic) earnings per share were reported at € 3.35 (previous year: € 4.26).

Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	3rd Quarter 2007/2008	3rd Quarter 2006/2007	Change in %	Nine Months 2007/2008	Nine Months 2006/2007	Change in %
Net sales	**605.7**	**599.3**	**1.1**	**1,955.0**	**1,897.1**	**3.0**
of which in other European countries	240.5	214.7	12.0	756.7	682.3	10.9
Like-for-like sales growth	-4.1%	5.5%		0.0%	2.9%	
Gross margin (as % of net sales)	35.3%	35.5%		36.0%	35.7%	
EBITDA	23.4	41.8	-44.2	126.7	161.3	-21.5
Earnings before interest and taxes (EBIT)	**6.2**	**26.6**	**-76.6**	**78.5**	**114.5**	**-31.5**
Consolidated earnings before taxes	1.0	20.7	-95.2	62.9	96.5	-34.8
Consolidated net income	0.5	14.8	-96.3	52.3	65.2	-19.9
Basic earnings per share (€)	0.03	0.96	-96.9	3.35	4.26	-21.4
No. of employees				12,229	11,579	5.6
Investments				77.3	61.5	25.7
Total assets				1,360.3	1,320.6	3.0
Shareholders' equity				518.1	474.1	9.3
Shareholders' equity as % of total assets				38.1%	35.9%	
No. of stores				125	121	3.3
Sales area as per BHB (in 000 m²)				1,385	1,315	5.3
Average store size (in m²)				11,079	10,868	1.9

Rounding up or down may lead to discrepancies between totals.

Earnings, Financial and Asset Situation *

A HORNBACH DIY megastore with a garden center with a sales area of more than 15,000 m² was opened in Olomouc in the Czech Republic in October 2007, taking the total number of HORNBACH locations in the Czech Republic to six. As of November 30, 2007, we therefore operated 125 retail outlets across the Group (February 28, 2007: 120), of which 91 are in Germany. The 34 stores in other European countries are distributed as follows: Austria (11), the Netherlands (8), the Czech Republic (6), Switzerland (3), Sweden (2), Slovakia (2), Luxembourg (1) and Rumania (1). With total sales areas of around 1,385,000 m², the average size of a HORNBACH DIY megastore with a garden center now amounts to 11,079 m² (previous year: € 10,868 m²).

Sales performance

The net sales of the HORNBACH-Baumarkt-AG Group rose by 3.0 % to € 1,955.0 million in the first nine months (previous year: € 1,897.1m). The Group matched the previous year's level in terms of its like-for-like sales for the first nine months. In the period from September to November 2007, net sales showed slight growth of 1.1 % to € 605.7 million (previous year: € 599.3m), while like-for-like sales fell by 4.1 %. As already in the second quarter of the current 2007/2008 financial year, the Group's sales performance in the third quarter was characterized by two disparate developments. The decline in sales in Germany stood in contrast to the continuation of the dynamic sales performance outside Germany.

o Germany

The situation was marked by an unsatisfactory level of demand for DIY and home improvement products in the German market. According to the BHB sector association, the sales growth seen in the spring of 2007, in some cases substantial, had been reversed by the end of the first nine months (January to September). With growth of 0.5 %, the gross sales calculated by the DIY Panel were only slightly higher than in the previous year. Gross like-for-like sales in the sector dropped by 1.6 % in the period from January to September 2007. Using the same measurements, HORNBACH was able to increase its (gross) like-for-like sales by around one percent in Germany over the same period. Based on our assessment, the climate in the sector deteriorated further in the months of October and November 2007. Developments in the DIY sector have been severely held back by the sales tax increase, a decline in housing construction activity and increased costs of living (especially energy and gasoline). Our sales reported above-average developments throughout the year when compared with the sector as a whole, but were nevertheless unable to escape the negative overall trend.

Net sales at our stores in Germany declined in the third quarter (September to November 2007) by 5.0 % in absolute terms to € 365.2 million (previous year: € 384.6m). On a like-for-like basis, sales fell by 8.3 % compared with the equivalent quarter in the previous year. It should be noted that the previous year represents an unfavorable basis for comparison in this respect. The impact of purchases being brought forward in the third quarter of 2006/2007 in the run-up to the increase in sales tax had led to significant like-for-like sales growth in Germany (plus 5.2 %). This contrasted with markedly subdued consumer behavior in the third quarter of 2007/2008, particularly with regard to larger-scale investment projects. On a cumulative basis for the first nine months, we witnessed a decline in (net) sales of 1.4 % in absolute terms to € 1,198.3 million (previous year: € 1,214.9m) and of 3.4 % on a like-for-like basis.

o Other European countries

In contrast to developments in Germany, our HORNBACH DIY megastores with garden centers outside Germany have maintained their dynamic sales performance. Third-quarter sales at our international stores rose by 12.0 % to € 240.5 million (previous year: € 214.7m). Sales for the first nine months grew by 10.9 % to € 756.7 million (previous year: € 682.3m). By the end of the first nine months, the international share of sales had thus risen from 36.0 % to 38.7 %.

The high degree of acceptance shown by customers for the HORNBACH DIY megastores with garden centers is particularly apparent in our comparable store growth rates. Like-for-like sales rose by 3.5 % in the third quarter of 2007/2008 and increased by 6.1 % in the first nine months as a whole.

* Unless otherwise stated, periods relating to HORNBACH are based on the financial year (March – February), not on the calendar year.

Earnings situation

As expected, third-quarter earnings at the HORNBACH-Baumarkt-AG Group fell substantially short of the equivalent figures for the previous year. This was largely the result of a decline in like-for-like sales in Germany, increased pre-opening expenses and one-off non-operating factors.

The gross margin declined slightly in the period from September to November 2007. The gross profit decreased as a percentage of net sales across the Group from 35.5 % to 35.3 %. The earnings performance was also negatively affected by less favorable store and administration expenses ratios, which had originally been budgeted to account for higher sales volumes. As a result of the Group's expansion, pre-opening expenses rose by € 3.4 million to € 5.2 million due to five new store openings in the first nine months of 2007/2008 (previous year: no new store openings).

Other income and expenses showed a marked decline from € 8.4 million to € 0.9 million in the third quarter. This was chiefly due to one-off non-operating factors, which had a negative impact to the tune of € 6.5 million. Charges on earnings amounting to € 3.4 million were posted in the third quarter of 2007/2008. These chiefly related to the abandonment of one location, increased construction expenses for a store already opened and other charges in connection with real estate development. In the equivalent quarter in the previous year, this item had involved net income of € 3.1 million, which was largely attributable to accounting profits on the disposal of real estate (€ 4.5m) and extraordinary depreciation and losses incurred on sale and lease back transactions (minus € 1.4m).

Earnings before interest, taxes, depreciation and amortization (EBITDA) fell by 44.2 % to € 23.4 million in the third quarter (previous year: € 41.8m). Operating earnings (EBIT) dropped by 76.6 % to € 6.2 million (previous year: € 26.6m). Consolidated earnings before taxes were reported at € 1.0m (previous year: € 20.7m). Net income amounted to € 0.5 million in the third quarter (previous year: € 14.8m).

The deterioration in the performance of the German business meant that the year-on-year variance in earnings increased in the first nine months compared with the results for the first half of 2007/2008. Moreover, the year-on-year earnings comparison is negatively affected by one-off non-operating factors totaling € 13.1 million. The EBITDA figure fell by 21.5 % to € 126.7 million (previous year: € 161.3m). The EBIT figure reduced by 31.5 % to € 78.5 million (previous year: € 114.5m). Consolidated earnings before taxes dropped by 34.8 % to € 62.9 million (previous year: € 96.5m). At € 52.3 million, the net income for the first nine months was 19.9 % down on the previous year's figure (€ 65.2m). The less marked year-on-year decline when compared with pre-tax earnings is attributable to a positive tax item in the second quarter (German corporate taxation reform). Earnings per share amounted to € 3.35 in the first nine months (previous year: € 4.26).

Financial and asset situation

A total of € 77.3 million was invested in the first nine months of the current financial year (previous year: € 61.5m), mainly in land and buildings (54 %) and in plant and office equipment. The investments were fully financed from the cash flow from operations, which amounted to € 77.3 million (previous year: € 177.1m). Information concerning the financing and investment activities of HORNBACH-Baumarkt-AG can be found in the cash flow statement on Page 8.

Total assets grew by 3.0 % to € 1,360.3 million at the reporting date on November 30, 2007 (previous year: € 1,320.6m). On the asset side of the balance sheet, this growth was mainly due to increased inventories (plus € 19.3m) and to an increase in current receivables and other current assets (plus € 12.2m). At € 205.7 million, cash and cash equivalents were virtually at the previous year's level (€ 207.3m).

Shareholders' equity as reported in the balance sheet rose from € 474.1 million to € 518.1 million as of November 30, 2007. The equity ratio thus improved from 35.9 % to 38.1 %. Long-term financial debt declined by € 20.0 million to € 445.2 million. Short-term financial debt was reduced from € 37.0 million to € 26.9 million. The Group's net financial debt fell from € 294.4 million in the previous year to € 266.4 million as of November 30, 2007.

Employees

At the reporting date on November 30, 2007, 12,229 individuals (previous year: 11,579) across Europe were in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries.

Events after the Balance Sheet Date

No events of major significance for the assessment of the earnings, financial and asset situation of HORNBACH-Baumarkt-AG or of the HORNBACH-Baumarkt-AG Group have taken place since the conclusion of the first nine months of the financial year on November 30, 2007.

Outlook

No further HORNBACH DIY megastores with garden centers are scheduled to be opened before the end of the current financial year (reporting date: February 29, 2008). Our store network will therefore consist of an unchanged total of 125 locations at the end of the 2007/2008 financial year (February 28, 2007: 120).

Total investments at the HORNBACH-Baumarkt-AG Group are expected to amount to between € 100 million and € 120 million in the 2007/2008 financial year. Investments will mainly be financed by drawing on the free cash flow from operations, by the release of funds from one sale and lease back transaction (Munich-Freiham) and from the company's available liquidity. It is not planned to take up any loans in the fourth quarter.

With regard to our sales performance in the period up to the end of the financial year, we believe that HORNBACH will continue to outperform the average development in sales in the sector in Germany in the fourth quarter as well. We expect the positive like-for-like growth seen in other European countries to continue in the remaining months of the financial year. The consolidated sales of HORNBACH-Baumarkt-AG are expected to range between € 2.45 billion and € 2.5 billion.

We expect operating earnings (EBIT) for the financial year as a whole to fall substantially short of the previous year's figure (€ 96.1m). This development is due to downturns in like-for-like sales in Germany, a year-on-year increase in pre-opening expenses, start-up losses at new stores, project-related expenses (SAP) and reduced earnings in the real estate segment.

HORNBACH-BAUMARKT-AG GROUP

Income Statement

€ million	3rd Quarter 2007/2008	3rd Quarter 2006/2007	Change in %	Nine Months 2007/2008	Nine Months 2006/2007	Change in %
Sales	605.7	599.3	1.1	1,955.0	1,897.1	3.0
Cost of goods sold	392.0	386.8	1.4	1,250.5	1,220.3	2.5
Gross profit	**213.7**	**212.5**	**0.5**	**704.5**	**676.8**	**4.1**
Selling and store expenses	183.2	171.9	6.6	553.0	516.8	7.0
Pre-opening expenses	1.0	0.8	16.8	5.2	1.8	193.2
General and administration expenses	24.1	21.5	12.0	74.9	66.1	13.3
Other income and expenses	0.9	8.4	-89.2	7.1	22.4	-68.4
Earnings before interest and taxes (EBIT)	**6.2**	**26.6**	**-76.6**	**78.5**	**114.5**	**-31.5**
Financial income	2.7	1.9	41.4	6.9	5.9	17.2
Financial expenses	7.9	7.8	1.4	22.5	23.9	-5.9
Net financial expenses	**-5.2**	**-5.9**	**-11.3**	**-15.6**	**-18.0**	**-13.4**
Consolidated earnings before taxes	**1.0**	**20.7**	**-95.2**	**62.9**	**96.5**	**-34.8**
Taxes on income	0.5	6.0	-92.4	10.6	31.3	-66.1
Consolidated net income	**0.5**	**14.8**	**-96.3**	**52.3**	**65.2**	**-19.9**
Basic earnings per share (in €)	0.03	0.96	-96.9	3.35	4.26	-21.4
Diluted earnings per share (in €)	0.03	0.95	-96.8	3.31	4.20	-21.2

Rounding up or down may lead to discrepancies between totals.

HORNBACH-BAUMARKT-AG GROUP

Balance Sheet

ASSETS	November 30, 2007 € million	%	November 30, 2006 € million	%	February 28, 2007 € million	%
Non-current assets	**632.2**	**46.5**	**622.5**	**47.1**	**643.0**	**48.3**
Intangible assets	24.3	1.8	27.0	2.0	26.8	2.0
Property, plant and equipment	566.4	41.6	563.4	42.7	570.5	42.9
Investment property	17.3	1.3	18.6	1.4	18.6	1.4
Other non-current assets	3.0	0.2	3.2	0.2	3.3	0.2
Non-current income tax receivables	8.4	0.6	0.0	0.0	9.3	0.7
Deferred tax assets	12.7	0.9	10.2	0.8	14.5	1.1
Current assets	**728.1**	**53.5**	**698.1**	**52.9**	**687.5**	**51.7**
Inventories	459.7	33.8	440.3	33.3	446.0	33.5
Accounts receivable and other assets	48.1	3.5	43.7	3.3	38.2	2.9
Income tax receivables	9.6	0.7	1.7	0.1	6.7	0.5
Cash and cash equivalents	205.7	15.1	207.3	15.7	193.0	14.5
Non-current assets held for sale	5.1	0.4	5.1	0.4	3.6	0.3
TOTAL ASSETS	**1,360.3**	**100.0**	**1,320.6**	**100.0**	**1,330.6**	**100.0**

EQUITY AND LIABILITIES	November 30, 2007 € million	%	November 30, 2006 € million	%	February 28, 2007 € million	%
Shareholders' equity	**518.1**	**38.1**	**474.1**	**35.9**	**470.8**	**35.4**
Share capital	47.0	3.5	46.4	3.5	46.5	3.5
Capital reserve	138.7	10.2	133.4	10.1	134.5	10.1
Retained earnings	332.3	24.4	294.3	22.3	289.8	21.8
Non-current liabilities	**510.1**	**37.5**	**536.5**	**40.6**	**531.4**	**39.9**
Long-term financial debt	445.2	32.7	465.2	35.2	457.6	34.4
Pensions and similar obligations	0.1	0.0	3.5	0.3	0.0	0.0
Deferred taxes	45.2	3.3	55.1	4.2	55.3	4.2
Other non-current liabilities	19.6	1.4	12.7	1.0	18.4	1.4
Current liabilities	**332.1**	**24.4**	**310.0**	**23.5**	**328.4**	**24.7**
Short-term financial debt	26.9	2.0	37.0	2.8	30.5	2.3
Accounts payable and other liabilities	241.3	17.7	210.3	15.9	232.0	17.4
Income tax provisions	21.3	1.6	21.6	1.6	15.2	1.1
Other provisions	42.6	3.1	41.1	3.1	50.7	3.8
TOTAL EQUITY AND LIABILITIES	**1,360.3**	**100.0**	**1,320.6**	**100.0**	**1,330.6**	**100.0**

Rounding up or down may lead to discrepancies between totals.

HORNBACH-BAUMARKT-AG GROUP

Cash Flow Statement

€ million	Nine Months 2007/2008	Nine Months 2006/2007
Consolidated net income	**52.3**	**65.2**
Depreciation and amortization of non-current assets	48.2	46.8
Change in provisions	1.0	-0.1
Profits / losses on disposals of non-current assets	1.8	-3.8
Change in inventories, accounts receivable and other assets	-25.0	76.3
Change in accounts payable and other liabilities	7.7	-14.4
Other non-cash income/expenses	-8.6	7.1
Cash flow from operating activities	**77.3**	**177.1**
Proceeds from disposals of non-current assets	39.3	39.5
Payments for investments in property, plant and equipment	-75.4	-56.1
Payments for investments in intangible assets	-1.9	-4.4
Payments for acquisitions of shareholdings and other business units	0.0	-1.0
Cash flow from investing activities	**-38.1**	**-22.1**
Receipts from capital increases	4.4	7.1
Payments to / from shareholders	-13.5	-13.2
Proceeds from taking up of long-term debt	0.0	80.6
Repayment of long-term debt	-15.5	-91.1
Payments for group financing activities	-0.3	-0.7
Change in short-term debt	-1.8	-3.0
Cash flow from financing activities	**-26.7**	**-20.4**
Cash-effective change in cash and cash equivalents	12.5	134.7
Change in cash and cash equivalents due to changes in exchange rates	0.2	0.2
Cash and cash equivalents at March 1	193.0	72.4
Cash and cash equivalents at November 30	**205.7**	**207.3**

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 17.0 million on account of tax payments (previous year: € 21.0m) and by € 25.0 million on account of interest payments (previous year: € 26.8m) and increased by € 6.8 million on account of interest received (previous year: € 4.0m).

HORNBACH-BAUMARKT-AG GROUP

Statement of Changes in Equity

Nine Months 2006/2007 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2006	**45.6**	**127.2**	**-1.7**	**4.6**	**239.6**	**415.3**
Consolidated net income					65.2	65.2
Currency translation				-0.3		-0.3
Valuation of derivative financial instruments, net after taxes			0.2			0.2
Total income and expenses recognized in the financial statements			0.2	-0.3	65.2	65.2
Dividend distributions					-13.2	-13.2
Treasury stock (employee shares)					-0.1	-0.1
Capital increase from share option plans	0.8	6.2				7.0
Balance at November 30, 2006	**46.4**	**133.4**	**-1.5**	**4.3**	**291.5**	**474.1**

Nine Months 2007/2008 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2007	**46.5**	**134.5**	**-0.5**	**3.3**	**287.0**	**470.8**
Consolidated net income					52.3	52.3
Currency translation				3.2		3.2
Valuation of derivative financial instruments, net after taxes			0.8			0.8
Total income and expenses recognized in the financial statements			0.8	3.2	52.3	56.2
Dividend distributions					-13.5	-13.5
Treasury stock (employee shares)					-0.2	-0.2
Capital increase from share option plans	0.5	4.2				4.7
Balance at November 30, 2007	**47.0**	**138.7**	**0.2**	**6.5**	**325.6**	**518.1**

Rounding up or down may lead to discrepancies between totals. This table forms part of the notes.

HORNBACH-BAUMARKT-AG GROUP

Statement of income and expenses recognized directly in equity

€ million	Nine Months 2007/2008	Nine Months 2006/2007
Valuation of derivative financial instruments	1.3	0.2
Exchange differences arising on the translation of foreign subsidiaries	3.2	-0.3
Deferred taxes on gains and losses recognized directly in equity	-0.5	0.1
Net income recognized directly in equity	**3.9**	**0.0**
Consolidated net income	52.3	65.2
Total income and expenses recognized in the financial statements	**56.2**	**65.2**

Rounding up or down may lead to discrepancies between totals.

HORNBACH-BAUMARKT-AG GROUP

Notes to the Group Interim Report as of November 30, 2007

(1) Accounting principles

This unaudited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first nine months as of November 30, 2007 has been compiled in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 28, 2007. The Group has made additional application of IAS 34 "Interim Financial Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2006/2007 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report also complies with German Accounting Standard No. 6 (DRS 6) – Interim Reporting – of the German Accounting Standards Committee (DRSC e.V.).

(2) Reporting entity

There were no changes in the reporting entity during the first nine months of 2007/2008.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally generates lower sales in the autumn and winter months than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first nine months of the financial year. The results of business operations for the first nine months up to November 30, 2007 do not necessarily provide an accurate indication of the results to be expected for the financial year as a whole.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	3rd Quarter 2007/2008	3rd Quarter 2006/2007	Change in %
Other income	6.9	9.8	-29.8
Other expenses	6.0	1.4	330.6
Other income and expenses	**0.9**	**8.4**	**-89.2**

€ million	Nine Months 2007/2008	Nine Months 2006/2007	Change in %
Other income	23.6	32.6	-9.0
Other expenses	16.5	10.2	65.8
Other income and expenses	**7.1**	**22.4**	**-68.4**

Other operating income primarily relates to income from advertising grants, income from exchange rate and payment differences and income from allocations within the HORNBACH HOLDING AG Group. The income for the first nine months also includes non-operating income of € 0.1 million (previous year: € 1.1m) from the write-up of one piece of land in the real estate segment. The non-operating income reported for the previous year mainly resulted from the disposal of two DIY store properties. The DIY store properties were rented back on a long-term basis within the framework of an operating lease. At the end of the non-terminable basic rental period, there is the option of extending the rental period or of repurchasing the property.

Other operating expenses principally consist of exchange rate and currency differences, and losses incurred on the sale of non-current assets. The other expenses for the first nine months of 2007/2008 include non-operating expenses amounting to € 7.2 million (previous year: € 4.5m). These resulted from extraordinary depreciation of € 3.5 million undertaken on buildings and on buildings under construction (previous year: € 2.8m), as well as retirement losses of € 1.3 million incurred on an investment project not subject to further development. Moreover, this item also includes an addition of € 1.8 million to provisions for disadvantageous contracts (previous year: € 1.4m), as well as a retirement loss of € 0.6 million (previous year: € 0.0m) in connection with rental rights to a DIY megastore with a garden center which has since been acquired. All non-operating expenses relate to the real estate segment.

(5) Taxes on income

Taxes on income are structured as follows:

€ million	3rd Quarter 2007/2008	3rd Quarter 2006/2007	Change in %
Current tax expenses	1.1	5.9	-81.9
Deferred tax expenses	-0.6	0.1	-650.9
	0.5	**6.0**	**-92.4**

€ million	Nine Months 2007/2008	Nine Months 2006/2007	Change in %
Current tax expenses	19.4	24.0	-19.2
Deferred tax expenses	-8.8	7.3	-221.2
	10.6	**31.3**	**-66.1**

At its meeting on July 6, 2007, the Federal Council (*Bundesrat*) approved the German Corporate Taxation Reform Act 2008. This results in a change in the tax rate from its previous level of around 38 % to around 30 %. Deferred tax assets and liabilities stated to date have been adjusted to the tax rate now valid. This adjustment has resulted in tax income amounting to € 8.3 million.

(6) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	3rd Quarter 2007/2008	3rd Quarter 2006/2007
Weighted number of shares issued	15,604,071	15,331,121
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	0.5	14.8
Earnings per share (in €)	0.03	0.96

	Nine Months 2007/2008	Nine Months 2006/2007
Weighted number of shares issued	15,604,071	15,331,121
Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG (in € million)	52.3	65.2
Earnings per share (in €)	3.35	4.26

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	3rd Quarter 2007/2008	3rd Quarter 2006/2007
Weighted number of shares issued including potential shares with a dilutive effect	15,796,891	15,529,223
Consolidated net income allocable to the shareholders in HORNBACH -Baumarkt-AG (in € million)	0.5	14.8
Earnings per share (in €)	0.03	0.95

	Nine Months 2007/2008	Nine Months 2006/2007
Weighted number of shares issued including potential shares with a dilutive effect	15,796,891	15,529,223
Consolidated net income allocable to the shareholders in HORNBACH -Baumarkt-AG (in € million)	52.3	65.2
Earnings per share (in €)	3.31	4.20

(7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 290.2 million at the end of the first nine months as of November 30, 2007 (previous year: € 273.3m).

Depreciation and amortization totaling € 48.2 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first nine months of the 2007/2008 financial year (previous year: € 46.8m).

(8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 173,910 subscription rights were exercised in accordance with the terms and conditions of the share option plan in the first nine months of the 2007/2008 financial year. As a result, the share capital increased by € 0.5 million. As of November 30, 2007, the share capital of HORNBACH-Baumarkt-AG amounted to € 47,040,090, and was divided into 15,680,030 shares.

On July 16, 2007, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 treasury stock shares. The shares are to be acquired for the (annual) issue of employee shares scheduled to take place at the end of 2007. A total of 10,000 treasury stock shares had been acquired as of November 30, 2007.

The repurchase of shares pursuant to this management board resolution is being undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.

(9) Dividends

As proposed by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following approval by the Annual General Meeting on July 12, 2007 a dividend of € 0.87 per share was distributed to shareholders for the 2006/2007 financial year.

(10) Share option plans

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 13,201 subscription rights were exercised in accordance with the terms and conditions of the share option plan during the exercise windows in the first nine months.

(11) Contingent liabilities and other financial obligations

There have been no substantial changes in contingent liabilities and other financial obligations since February 28, 2007.

(12) Relationships to closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions undertaken in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first nine months of 2007/2008.

(13) Segment reporting

Nine Months 2007/2008 in € million Nine Months 2006/2007 in € million	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**1,954.2**	**83.2**	**-82.4**	**1,955.0**
	1,896.5	79.2	-78.6	1,897.1
Sales to external third parties	**1,954.1**	**0.0**	**0.0**	**1,954.1**
	1,896.2	0.0	0.0	1,896.2
Sales to affiliated companies	**0.1**	**0.0**	**0.0**	**0.1**
	0.3	0.0	0.0	0.3
Rental income from affiliated companies, internal rental income	**0.0**	**82.4**	**-82.4**	**0.0**
	0.0	78.6	-78.6	0.0
Rental income from third parties	**0.0**	**0.8**	**0.0**	**0.8**
	0.0	0.6	0.0	0.6
Segment results (EBIT)	**71.2**	**18.4**	**-11.1**	**78.5**
	91.2	29.2	-5.9	114.5
Depreciation and amortization	**29.4**	**12.0**	**6.8**	**48.2**
	28.7	11.4	6.7	46.8
EBITDA	**100.6**	**30.4**	**-4.3**	**126.7**
	119.9	40.6	0.8	161.3

Bornheim, December 20, 2007

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Financial Calendar

December 20, 2007	Interim Report as of November 30, 2007
March 19, 2008	Trading Statement for the 2007/2008 Financial Year
May 27, 2008	Publication of 2007/2008 Annual Report
	DVFA Analysts' Conference
June 26, 2008	Interim Report as of May 31, 2008
July 10, 2008	Annual General Meeting in Landau/Pfalz
September 30, 2008	Half-Year Financial Report as of August 31, 2008
December 22, 2008	Interim Report as of November 30, 2008

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 -24 44
Fax: (+49) 0 63 48/ 60 -42 99
invest@hornbach.com

Press/Public Relations
Dr. Ursula Dauth
67433 Neustadt a. d. Weinstrasse
Tel: (+49) 0 63 21/ 678 -93 21
Fax: (+49) 0 63 21/ 678 -93 00
presse@hornbach.com

Internet: www.hornbach-group.com

DISCLAIMER

This financial report contains statements based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will also turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual events differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so.

END